

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 8, 2017

Dann H. Bowman
President and Chief Executive Officer
Chino Commercial Bancorp
14245 Pipeline Avenue
Chino, CA 91710

> **Re: Chino Commercial Bancorp**
> **Offering Statement on Form 1-A**
> **Filed April 14, 2017**
> **File No. 024-10693**

Dear Mr. Bowman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the subscription rights are transferable and that you have not included their issuance as part of this offering statement. Please explain to us in detail what exemption shareholders, including affiliates, will rely on for the transfer of the subscription rights or include these rights on the offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or David Irving, Staff Accountant, at (202) 551-3321 if you have questions on the financial statements and related matters. Please contact Kate Donovan, Staff Attorney, at (202) 551-8636 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Nikki Wolontis
        King, Holmes, Paterno & Soriano, LLP